                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of APRIL 2000

                             QUEBECOR PRINTING INC.
                 (Translation of Registrant's Name into English)

               612 SAINT-JACQUES STREET, MONTREAL, QUEBEC, H3C 4M8
                    (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                                     Form 40-F    X


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                                 No    X

                                 Press Releases
                                       and
                        Consolidated Financial Statements
                                       of
                             QUEBECOR PRINTING INC.
                             Filed in this Form 6-K


Documents index

1.   Press Release dated April 25, 2000 (#10/00);

2. Consolidated Financial Statements for the three months period ended March 31, 2000.

                                   [LOGO]


APRIL 25, 2000                                                            10/00

FOR IMMEDIATE RELEASE                                               Page 1 of 3


                   QUEBECOR WORLD HOLDS ANNUAL GENERAL MEETING
        FIRST QUARTER REVENUES UP 75%; OPERATING INCOME MORE THAN DOUBLE

MONTREAL, CANADA - Quebecor World held its 1999 Annual General Meeting today, during which management described the Company's growth strategy and announced first quarter results. In addition, shareholders approved a change of its name from Quebecor Printing Inc. to Quebecor World Inc.

"1999 was a historic year for us. Our merger with World Color has turned us into the largest print media services company in the world," stated Charles
G. Cavell, President and Chief Executive Officer of Quebecor World. "More importantly, we are successfully leveraging our size and restructuring our manufacturing platform in the United States to take full advantage of the synergies."

During first quarter 2000, Quebecor World made significant progress in its integration of World Color operations. Six facilities are being closed and three mega-facilities are being created in the United States, specializing in Books, Retail and Direct Response products. Non-core assets were divested and a new company, Que-Net Media, was formed to focus on pre-media related activities. Que-Net Media, through which we are creating a global network of digital content centers, will also enable us to further focus on the growing market for pre-media services for both print and World Wide Web applications.

"The development of the World Wide Web as a new medium of communication has increased the demand for both print products and digital content services. For the most recent six months, our Company has experienced unprecedented organic growth, in part due to the increased advertising push by Internet/New Media companies," said Charles G. Cavell.

For the first quarter ended March 31, 2000, revenues increased more than 75% to reach US$1.6 billion, compared with US$911 million for the corresponding quarter last year. Operating income more than doubled to total US$138 million, from US$57 million in 1999. Net income amounted to US$38 million or US$0.24 per share, compared with US$23 million or US$0.18 per share in 1999, as restated to reflect the adoption of new accounting guidelines in Canada regarding income taxes and employee future benefits. Net income on a cash basis (net income before goodwill amortization) increased by 67% from US$0.21 to US$0.35 per share.

Plants in the United States of both World Color and Quebecor Printing have shown strong margin improvements to achieve record levels of operating income. Expanded sales coverage and improved efficiency from retooling, combined with significant organic growth in most of the Company's core print media lines of business in the United States ( for example Book services +13% and Retail inserts +7%) were significant to the bottom line improvement during the quarter.


612 Saint-Jacques Street, Montreal, Qc, Canada H3C 4M8 Tel.: (514) 954-0101
FAX: (514) 954-1426

                                   [LOGO]


FOR IMMEDIATE RELEASE                                               Page 2 of 3

Free cash flow from operations for the quarter reached US$43 million, and was used to pay down the increased debt arising from the World Color transaction. As the Company realizes increased synergies and focuses its free cash flow on debt reduction, management expects to return to a debt-to-equity level of one-to-one as early as the end of fiscal 2000. This ratio improved to 54:46 at the end of the first quarter.

During the quarter, the Company announced a Normal Course Issuer Bid for the period from April 6, 2000 to April 5, 2001, for a maximum of 8 million Subordinate Voting Shares, or 9.5% of its public float as at March 27, 2000. The issuer bid will be funded with cash proceeds from the sale of non-core assets as well as those made redundant as a result of restructuring. Shares purchased under the bid will be cancelled. The Company has concluded that the purchase of subordinate shares under the issuer bid represents an attractive investment at current trading prices.

The Company also announced an increase of 14% in dividends to US$0.32 per share on an annualized basis. Dividends of US$0.08 per share on the Multiple Voting Shares and Subordinate Voting Shares and CDN$0.3125 per share on the Series 2 Preferred Shares will be paid on June 1, 2000 to shareholders of record at the close of business on May 17, 2000.

Quebecor World (Quebecor Printing Inc. - NYSE: PRW, TSE: IQI - both to be changed to IQW on April 28) is a diversified global commercial printing company. Following its merger with World Color Press completed October 8, 1999, it is now the largest commercial printer in the world. The Company is a leader in most of its major product categories, which include magazines, retail inserts, books, catalogs, specialty printing and direct mail, directories, pre-media and other value added services. The Company has more than 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Germany, Austria, Sweden, Finland, Chile, Argentina, Peru, Columbia, Mexico and India.

EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THE STATEMENTS IN THIS RELEASE ARE FORWARD-LOOKING AND MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT MAY CAUSE THE COMPANY'S ACTUAL RESULTS IN FUTURE PERIODS TO DIFFER MATERIALLY FROM FORECASTED RESULTS. THOSE RISKS INCLUDE, AMONG OTHERS, CHANGES IN CUSTOMERS' DEMAND FOR THE COMPANY'S PRODUCTS, CHANGES IN RAW MATERIAL AND EQUIPMENT COSTS AND AVAILABILITY, SEASONAL CHANGES IN CUSTOMER ORDERS, PRICING ACTIONS BY THE COMPANY'S COMPETITORS, AND GENERAL CHANGES IN ECONOMIC CONDITIONS. THOSE AND OTHER RISKS ARE MORE FULLY DESCRIBED IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

                                    - 30 -

FOR FURTHER INFORMATION, PLEASE CONTACT:

Charles G. Cavell                                            Christian M. Paupe
President & Chief Executive Officer                    Executive Vice President
Quebecor World                                                   Quebecor World
(514) 877-5185                                                   (514) 954-0101
(800) 567-7070                                                   (800) 567-7070


612 Saint-Jacques Street, Montreal, Qc, Canada H3C 4M8 Tel.: (514) 954-0101
FAX: (514) 954-1426

QUEBECOR WORLD INC.
FIRST QUARTER 2000
PERIODS ENDED MARCH, 31
(In millions of US dollars, except per share data)

                                                                                                  3  M O N T H S
                                                                                     2000              1999           CHANGE
                                                                                 -----------------------------------------------
SEGMENTED INFORMATION
REVENUES
United States ............                                                         1,132.1             466.3           143%
Canada ...................                                                           247.5             220.5            12%
Europe ...................                                                           227.3             203.1            12%
Latin America ............                                                            25.5              21.6            18%

OPERATING INCOME
United States ............                                                            99.5              24.0           315%
Canada ...................                                                            20.1              16.5            21%
Europe ...................                                                            13.4              11.5            16%
Latin America ............                                                             1.7               2.9           (41%)

OPERATING MARGINS
United States ...................                                                      8.8%              5.1%
Canada...........................                                                      8.1%              7.5%
Europe .....................................................                           5.9%              5.7%
Latin America...................                                                       6.7%             13.4%

CONSOLIDATED RESULTS
Revenues ........................................                                   1,630.4            910.5            79%
Operating income before amortization ............                                     231.7            113.8           103%
Operating income ................................                                     138.2             56.5           145%
Net Income ......................................                                      37.6             23.2            62%
Net Income available for holders of equity shares                                      35.0             20.7            69%
Cash provided from operating activities .........                                      72.6             69.0             5%
Free cash flow from operations * ................                                      42.9             38.1            13%
Operating margin before amortization ............                                      14.2%            12.5%
Operating margin......                                                                  8.5%             6.2%

PER SHARE DATA
Cash earnings ** ............                                                         $0.35            $0.21            67%
Net Income ..................                                                         $0.24            $0.18            33%
Dividends ...................                                                         $0.07            $0.07

FINANCIAL POSITION
Working Capital .....................                                                 147.5            300.5
Long-term debt ......................                                               2,799.2          1,224.4
Shareholders' Equity ................                                               2,329.1          1,556.0
Total assets ........................                                               6,687.8          3,815.2
Book value per Equity Share .........                                                $14.33           $11.59
Debt-to-equity ratio ................                                               54 : 46          44 : 56

* Cash provided from operating activities less capital expenditures net of proceeds from disposals, and preferred share dividends.
** Net income before goodwill amortization, less net income available to holders of preferred shares.

QUEBECOR WORLD INC. AND ITS SUBSIDIARIES
Consolidated Statements of Income

Periods ended March 31
(In thousands of US dollars, except for earnings per share amounts)
(Unaudited)


-------------------------------------------------------------------------------------------------------------------
                                                                                             2000              1999
-------------------------------------------------------------------------------------------------------------------
                                                                                                          (restated)
                                                                                                            (note 1)

REVENUES                                                                             $  1,630,439       $   910,515

Operating expenses:
     Cost of sales                                                                      1,272,881           721,574
     Selling, general and administrative                                                  125,903            75,093
     Amortization of fixed assets and deferred charges                                     93,409            57,324
-------------------------------------------------------------------------------------------------------------------
                                                                                        1,492,193           853,991
-------------------------------------------------------------------------------------------------------------------

OPERATING INCOME                                                                          138,246            56,524

Financial expenses                                                                         61,094            17,784
-------------------------------------------------------------------------------------------------------------------

Income before income taxes                                                                 77,152            38,740

Income taxes :
     Current                                                                               10,398             6,173
     Future                                                                                12,484             4,829
-------------------------------------------------------------------------------------------------------------------
                                                                                           22,882            11,002
-------------------------------------------------------------------------------------------------------------------

Income before non-controlling interest                                                     54,270            27,738

Non-controlling interest                                                                      442               422
-------------------------------------------------------------------------------------------------------------------

NET INCOME BEFORE GOODWILL AMORTIZATION                                                    53,828            27,316

Goodwill amortization                                                                      16,219             4,131
-------------------------------------------------------------------------------------------------------------------

NET INCOME                                                                           $     37,609       $    23,185

Net income available to holders of preferred shares                                         2,582             2,477
-------------------------------------------------------------------------------------------------------------------

Net income available to holders of equity shares                                     $     35,027       $    20,708
-------------------------------------------------------------------------------------------------------------------

EARNINGS PER SHARE                                                                   $       0.24       $      0.18

EARNINGS PER SHARE BEFORE GOODWILL AMORTIZATION                                      $       0.35       $      0.21
-------------------------------------------------------------------------------------------------------------------

Average number of equity shares outstanding
   (in thousands)                                                                         147,700           115,856
-------------------------------------------------------------------------------------------------------------------

QUEBECOR WORLD INC. AND ITS SUBSIDIARIES
Consolidated Statements of Cash Flows

Periods ended March 31
(In thousands of US dollars)
(Unaudited)

-------------------------------------------------------------------------------------------------------------------
                                                                                             2000               1999
-------------------------------------------------------------------------------------------------------------------
                                                                                                          (restated)
                                                                                                            (note 1)

OPERATING ACTIVITIES:
     Net income                                                                   $        37,609    $        23,185
     Non-cash items in net income:
         Amortization of fixed assets                                                      86,615             54,801
         Amortization of goodwill and deferred charges                                     23,013              6,654
         Amortization of deferred financing costs                                           2,888                211
         Future income taxes                                                               12,484              4,829
         Other                                                                              1,116                157

     Changes in non-cash balances related to operations:
         Trade receivables                                                                 80,597             48,488
         Inventories                                                                          (40)             3,128
         Trade payables and accrued liabilities                                          (156,706)           (65,602)
         Other current assets and liabilities                                               1,007             (8,430)
         Other non-current assets and liabilities                                         (16,004)             1,612
-------------------------------------------------------------------------------------------------------------------
     Cash provided from operating activities                                               72,579             69,033

FINANCING ACTIVITIES:
     Net change in bank indebtedness                                                          104              1,733
     Net proceeds from issuance of capital stock                                            1,030              2,034
     Repayments of long-term debt                                                         (40,322)           (37,946)
     Dividends on equity shares                                                           (10,339)            (8,107)
     Dividends on preferred shares                                                         (2,589)            (2,515)
-------------------------------------------------------------------------------------------------------------------
     Cash used by financing activities                                                    (52,116)           (44,801)

INVESTING ACTIVITIES:
     Business acquisitions, net of cash and
       cash equivalents                                                                        -              (2,389)
     Sale of business                                                                          -                  33
     Additions to fixed assets                                                            (42,794)           (36,182)
     Net proceeds from disposal of assets                                                  15,682              7,731
-------------------------------------------------------------------------------------------------------------------
     Cash used by investing activities                                                    (27,112)           (30,807)

Effect of exchange rate changes on cash and cash equivalents                                6,374              6,659
-------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                                         (275)                84

Cash and cash equivalents, beginning of period                                              3,613                309
-------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                                          $         3,338    $           393
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

QUEBECOR WORLD INC. AND ITS SUBSIDIARIES
Consolidated Balance Sheets

(In thousands of US dollars)


-------------------------------------------------------------------------------------------------------------------
                                                             March 31, 2000      December 31,1999     March 31, 1999
-------------------------------------------------------------------------------------------------------------------
                                                                (unaudited)             (audited)        (unaudited)
                                                                                       (restated)         (restated)
                                                                                         (note 1)           (note 1)

Assets

Current assets:
     Cash and cash equivalents                               $        3,338        $        3,613    $           393
     Trade receivables                                              653,224               743,305            634,079
     Inventories                                                    483,950               486,228            227,958
     Future income taxes                                             36,385                36,385             35,385
     Prepaid expenses                                                30,055                27,831             29,919
-------------------------------------------------------------------------------------------------------------------
                                                                  1,206,952             1,297,362            927,734

Fixed assets, net of accumulated amortization
   of $1,249,459, $1,180,316 and $1,046,878 respectively          2,833,069             2,895,307          2,168,367
Goodwill                                                          2,500,488             2,526,707            629,301
Other assets                                                        147,299               153,752             89,771
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
                                                             $    6,687,808        $    6,873,128    $     3,815,173
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------


Liabilities and Shareholders' Equity

Current liabilities:
     Bank indebtedness                                       $        3,996        $        5,646    $        17,733
     Trade payables and accrued liabilities                         940,949             1,103,171            531,725
     Income and other taxes                                          41,607                38,751             38,588
     Current portion of long-term debt                               72,859                77,260             39,190
-------------------------------------------------------------------------------------------------------------------
                                                                  1,059,411             1,224,828            627,236

Long-term debt                                                    2,555,623             2,582,911          1,113,249
Other liabilities                                                   288,879               290,203            159,870
Future income taxes                                                 266,082               255,000            286,688
Convertible debentures                                              166,695               179,752             54,215
Non-controlling interest                                             22,058                22,002             17,874

Shareholders' equity:
     Capital stock                                                1,654,786             1,653,846            900,171
     Contributed surplus                                             88,737                88,737             88,737
     Other paid-in capital                                           17,976                20,831                 -
     Retained earnings                                              674,927               650,155            641,150
     Translation adjustment                                        (107,366)              (95,137)           (74,017)
-------------------------------------------------------------------------------------------------------------------
                                                                  2,329,060             2,318,432          1,556,041
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
                                                             $    6,687,808        $    6,873,128    $     3,815,173
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

QUEBECOR WORLD INC. AND ITS SUBSIDIARIES
Note to consolidated financial statements
(In thousands of US dollars, except per share data)
(Unaudited)


1.   ACCOUNTING CHANGE:

     Effective January 1, 2000, the Canadian Institute of Chartered Accountants ("CICA") changed the accounting standards relating to the acccounting for income taxes and the accounting for future employee benefits, including pension and non-pension post-retirement benefits.

     a)  INCOME TAXES

         In December 1997, the Accounting Standards Board issued Section 3465 of the CICA Handbook, Income Taxes. Under the asset and liability method of Section 3465, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Future income tax assets are recognized and if realization is not considered "more likely than not," a valuation allowance is provided.

         The Company has adopted in 2000 the new recommendations of the CICA and has applied the provisions of Section 3465 retroactively to January 1989 when the Company was created. The cumulative effect of this change in accounting for income taxes is reported as a restatement to increase the opening balance of retained earnings as of January 1, 2000 by $7,119 (an increase of $8,690 as of January 1, 1999).

         Accordingly, the financial statements for the three months ended March 31, 1999 have been restated to comply with the provisions of Section 3465. In addition to restating the future income tax accounts, an allocation between short- and long-term portions is now presented in the consolidated balance sheets.

     b)  EMPLOYEE FUTURE BENEFITS

         In March 1999, the Accounting Standards Board issued Section 3461 of the CICA Handbook, Employee future benefits. Under the Section 3461, the Company is required to accrue, during employees' active service period, the estimated cost of pension, retiree benefit payment other than pensions and workers' compensation. The Company previously expensed the cost of post-retirement benefits other than pension, which are principally health care, as claims were incurred by the employees and paid by the Company. In addition, the Company will now use the corridor method to amortize actuarial gains or losses (such as changes in actuarial assumptions and experience gains or losses). Under the corridor method, amortization is recorded only if the accumulated net actuarial gains or losses exceed 10% of the greater of accrued pension benefit obligation and the value of the plan assets. Previously, actuarial gains and losses were amortized on a straight-line basis over the average remaining service life of the employees.

         The Company has elected to recognize this change in accounting on the immediate recognition basis retroactively to January 1, 1992. The cumulative effect of this change in accounting for pension and other post-retirement benefits is reported as a restatement to decrease of the opening balance of retained earnings as of January 1, 2000 by $10,715 (a decrease of $9,694 as of January 1, 1999).

QUEBECOR WORLD INC. AND ITS SUBSIDIARIES
Note to consolidated financial statements
(In thousands of US dollars, except per share data)
(Unaudited)

     c)  SUMMARY EFFECT

         The following summarizes the impact of applying Sections 3465 and 3461 on net income, retained earnings, and earnings per share for the three months ended March 31, 1999. The presentation of fixed assets, goodwill, future income taxes and other liabilities are also affected by these changes.


                                                                                  RETAINED               EARNINGS
                                                      NET INCOME                  EARNINGS               PER SHARE
------------------------------------------------------------------------------------------------------------------
         As previously reported                       $    24,223               $  643,192               $    0.19
         Effect of Section 3465                              (630)                   8,060                   (0.01)
         Effect of Section 3461, net of taxes                (408)                 (10,102)                      -
------------------------------------------------------------------------------------------------------------------
         As restated                                  $    23,185               $  641,150               $    0.18
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------


                                 SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    QUEBECOR PRINTING INC.







                                    By:       (s)     CLAUDINE TREMBLAY
                                          _____________________________________
                                    Name:            Claudine Tremblay
                                    Title:           Assistant Secretary




Date: April 25, 2000

April 25, 2000                                                        VIA FEDEX



SECURITIES AND EXCHANGE COMMISSION
Attention: Filing Desk
Stop 1-4
450 Fifth Street, N.W.
Washington, D.C. 20549-1004


SUBJECT: QUEBECOR PRINTING INC. (THE "COMPANY")
                  REPORT ON FORM 6-K


Ladies and Gentlemen:


We are pleased to enclose herewith for filing one manually signed and seven conformed copies of a Report of Foreign Private Issuer on Form 6-K.

By copy of this letter, the Company will file with The New York Stock Exchange, Inc., one manually executed copy of the enclosed Report on Form 6-K.

Kindly acknowledge receipt of this letter and the enclosed documents by date-stamping the enclosed copy of this letter and returning it to the undersigned.


Very truly yours,




Claudine Tremblay
Assistant Secretary

CT/cp
Encls.


CC:      THE NEW YORK STOCK EXCHANGE, INC.  (ENCLS.)
         JOHN WILLETT - ARNOLD & PORTER     (ENCLS.)